FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 000-21919

DF CHINA TECHNOLOGY INC.

(Translation of registrant’s name into English)

14066 Catalina Street
San Leandro, California 94577

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibits
SIGNATURES
Resignation of CFO and Executive Director

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

     On November 29, 2004, DF China Technology Inc., a company incorporated in the British Virgin Islands (the “Company”), announced that Aaron Zhu Xiaojun resigned as Chief Financial Officer and as Executive Director of the Company, effective November 19, 2004. There were no disagreements between Mr. Zhu and the Company on any matter relating to the Company’s operations, policies or practices, which resulted in his resignation. The board of directors of the Company is currently considering people to appoint as the new Chief Financial Officer and Executive Director.

     Effective November 18, 2004, Yam Sheung Kwok resigned as Secretary of the Company.

     Effective November 19, 2004, the Company appointed Mr. Wai Kit Yu as the Secretary. Mr. Wai Kit Yu is currently the Secretary of China Merchants DiChain (Asia) Limited, a holding company listed on the Stock Exchange of Hong Kong, Limited, which is also a shareholder of the Company. From July 2002 to August 2004, Mr. Yu served as the Financial Controller and Company Secretary of Matsunichi Communication Holdings Limited, an investment holding company listed on the Stock Exchange of Hong Kong, Limited. From April 1997 to June 2002, Mr. Yu served as the Group Chief Accountant of Continental Jewelry (MFG.) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. Mr. Yu is currently a member of Australian Society of Certified Practising Accountants and a member of Hong Kong Institute of Certified Public Accountants.

     Mr. Yu does not currently have any family relationships with any of the Company’s directors or executive officers. During the past two years, there has not been any transaction, nor is there any proposed transaction, between Mr. Yu and the Company.

Exhibits

     4.1 Resignation of Mr. Aaron Zhu Xiaojun, Chief Financial Officer and Executive Director of DF China Technology Inc.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF CHINA TECHNOLOGY INC.
Date: November 29, 2004	By:	/s/ Li Yang Zhou
	Name:	Li Yang Zhou
	Title:	Director

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